AXELROD, SMITH & KIRSHBAUM
                   An Association of Professional Corporations
                                ATTORNEYS AT LAW
                         5300 Memorial Drive, Suite 700
                            Houston, Texas 77007-8217
                            Telephone (713) 861-1996
                            Facsimile (713) 552-0202



                                  May 18, 2006

VIA FAX:  202 772 9202
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and FIRST  CLASS  MAIL
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Letty  G.  Lynn
United  States  Securities  and  Exchange  Commission
100  F  Street  NE
Washington,  D.C.  20549

     RE: Rick's Cabaret International, Inc. Post-Effective Amendment No. 1 to Form SB-2 - Commission File No. 333-127799 as filed May 16, 2006

Dear  Ms.  Lynn:

     This letter is in response to comments which you made today during our telephone conversation regarding Rick's Cabaret International, Inc. (the "Company") Post-Effective Amendment No. 1 to its Form SB-2 Registration Statement, filed with the Securities and Exchange Commission on May 16, 2006, Commission File No. 333-127799 ("Registration Statement").

     In response to your comment regarding the disclosure in Footnote Number 1, which appears under the Calculation of Registration Fee, please be advised that we propose to change that language to read as follows:

     "(1) In accordance with Rule 416 under the Securities Act of 1933, as amended, (the "Act"), this Registration Statement also covers any additional shares of common stock which may become issuable by reason of any stock dividends, stock splits or similar transactions effected which result in an increase in the number of registrant's outstanding shares of common stock."

We have deleted reference to re-capitalization.

     With respect to your comment regarding the signature page and the lack of disclosure with respect to the principal accounting officer, please be advised that we intend to revise the title of Mr. Eric Langan to read as follows:

     "Title: Chairman of the Board, Director, President, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer."

     With respect to your comments relating to Section 4(c)(iv) of the 10% Convertible Debenture, Certificate-RCI-10% C.D. No. 001 (the "Debenture"), please be advised that this


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Registration  Statement  is  not  and  will not register any shares which may be issued upon the conversion of the Debenture. While the Company does intend to file a separate Registration Statement in the future to register the shares which may be issued upon the conversion of the Debenture, the Company will take into consideration the Staff's comment regarding whether to include additional shares in that future Registration Statement in the event that Section 4(c)(iv) is triggered or whether to disclose that the Company will not register any shares that may be issued under that Section.

     I look forward to hearing from you once you have had an opportunity to review our responses to your comments.

                                       Very  truly  yours,

                                       /s/Robert  D.  Axelrod
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                                       Robert  D.  Axelrod